FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

December 31, 2006, 2005 and 2004

1.  AUDITORS’ REPORT

2.  STATEMENTS OF OPERATIONS AND DEFICIT

3.  BALANCE SHEETS

4.  STATEMENTS OF STOCKHOLDERS' EQUITY

5.  STATEMENTS OF CASH FLOWS

6.  NOTES TO FINANCIAL STATEMENTS

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2006 and 2005 and the statements of operations and deficit, stockholders' equity and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
February 28, 2007	Chartered Accountants

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

	2006	2005	2004

EXPENSES
Management fees – Note 7	$ 138,000	$ 138,000	$ 138,000
Directors fees – stock-based compensation – Note 6	-	73,884	-
Legal fees and disbursements – Note 7	34,914	53,802	59,793
Office and general – Note 7	51,593	37,102	40,700
Consulting fees – Note 6	21,575	400	9,202
Promotion and travel	68,038	41,785	31,199
Accounting fees	31,250	33,630	35,700
Advertising	30,007	23,432	41,213
Investor relations – Note 6	127,849	61,419	23,677
Filing fees	24,259	23,065	6,244
Rent – Note 7	13,380	10,680	12,502
Transfer agent fees	10,936	9,151	7,888
Insurance	2,500	2,500	500
Gain on sale of interest in mineral property	-	(94,999)	(12,049)
Loss on termination of mineral property option	15,429	97,383	-

Net loss before other items and income tax	(569,730)	(511,234)	(394,569)

OTHER ITEMS
Interest income	38,370	9,444	10,631
Write-down of marketable securities	-	(30,500)	(25,409)

	38,370	(21,056)	(14,778)

Net loss before income taxes	(531,360)	(532,290)	(409,347)

Future income tax recovery	-	22,263	-

NET LOSS	(531,360)	(510,027)	(409,347)

Deficit, beginning of the year	(4,291,717)	(3,781,690)	(3,372,343)

DEFICIT, end of the year	$ (4,823,077)	$ (4,291,717)	$ (3,781,690)

NET LOSS PER SHARE – BASIC/DILUTED	$ (0.02)	$ (0.03)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	24,484,995	17,585,434	13,168,301

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2006 and 2005

Expressed in Canadian dollars

	2006	2005

ASSETS

Current
Cash and short-term investments	$ 662,965	$ 408,332
Marketable securities	16,000	16,000
Other receivables	42,420	11,667
Deposit and prepaid expenses	7,507	-

Total current assets	728,892	435,999

Mineral properties – Note 3	1,704,959	1,152,693

Total assets	$ 2,433,851	$ 1,588,692

LIABILITIES

Current
Accounts payable and accrued expenses – Note 7	$ 17,992	$ 33,306

Total liabilities	17,992	33,306

STOCKHOLDERS’ EQUITY

Share capital – Note 4	7,019,882	5,629,706
Contributed surplus – Note 5	219,054	217,397
Deficit	(4,823,077)	(4,291,717)

Total stockholders’ equity	2,415,859	1,555,386

Total liabilities and stockholders’ equity	$ 2,433,851	$ 1,588,692

Nature of Operations – Note 1

Commitments – Notes 3, 4 and 6

Subsequent Events – Note 10

APPROVED ON BEHALF OF THE BOARD

“Malcolm Powell”	Director	“Carl R. Jonsson”	Director
Malcolm Powell		Carl R. Jonsson

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2003	13,167,616	$ 4,879,083	$ 112,000	$ (3,372,343)	$ 1,618,740

Common stock issued for:
Private placement	250,000	52,200	-	-	52,200
Net loss	-	-	-	(40,347)	(409,347)

Balance, December 31, 2004	13,417,616	4,931,283	112,000	(3,781,690)	1,261,593

Common stock issued for:
Cash (net of issue costs)	6,587,500	736,568	-	-	736,568
Mineral properties	100,000	14,000	-	-	14,000
Finance fees	10,875		-	-	1,631
Agents’ options and warrants	-		31,513	-	-
Future income taxes on expenditures renounced to shareholders	-	(22,263)	-	-	(22,263)
Stock-based compensation	-	-	73,884	-	73,884
Net loss	-	-	-	(510,027)	(510,027)

Balance, December 31, 2005	20,115,991	5,629,706	217,397	(4,291,717)	1,555,386

Common stock issued for:
Private placements	3,000,000	705,000	-	-	705,000
Mineral properties	50,000	17,000	-	-	17,000
Options	663,630	79,636	-	-	79,636
Warrants	3,079,315	550,988	-	-	550,988
Transferred from contributed surplus for stock options and agents’ warrants exercised	-	37,552	(37,552)	-	-
Stock-based compensation	-	-	39,209	-	39,209
Net loss	-	-	-	(531,360)	(531,360)

Balance, December 31, 2006	26,908,936	$ 7,019,882	$ 219,054	$ (4,823,077)	$ 2,415,859

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

	2006	2005	2004

OPERATIONS

Net loss	$ (531,360)	$ (510,027)	$ (409,347)
Add (deduct) items not involving cash:
Loss on termination of mineral property option	15,429	97,383	-
Write-down of marketable securities	-	30,500	25,409
Stock-based compensation	39,209	73,884	-
Future income tax recovery	-	(22,263)	-
Gain on sale of interest in mineral property	-	(94,999)	(12,049)

Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(30,753)	4,563	36,246
Increase in deposits and prepaid expenses	(7,507)	-	-
Decrease in accounts payable and accrued expenses	(15,314)	(21,406)	(44,271)

Cash used in operations	(530,296)	(442,365)	(404,012)

FINANCING

Shares issued	1,335,624	738,199	52,200

Cash provided by financing	1,335,624	738,199	52,200

INVESTING

Proceeds on sale of mineral property	-	65,000	5,000
Increase in mineral properties	(550,695)	(181,733)	(452,311)
Purchase of marketable securities	-	-	(6,659)

Cash used in investing	(550,695)	(116,733)	(453,970)

Increase (decrease) in cash	254,633	179,101	(805,782)

Cash and short-term investments, beginning of the year	408,332	229,231	1,035,013

CASH AND SHORT-TERM INVESTMENTS, end of the year	$ 662,965	$ 408,332	$ 229,231

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Non-cash transactions - Note 9

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

1. NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

At December 31, 2006 the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 11, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Marketable securities - Marketable securities are carried at the lower of cost or market value.

Mineral properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment”  (“CICA 3061”),  and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Asset Retirement Obligations - The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2006, the fair value of the mineral properties’ site restoration costs are not significant.

Stock-based compensation - The Company has a stock option plan which is described in Note 6. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense, and agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Loss per share - The Company uses the “treasury stock method” in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2006, 2005 and 2004 the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Financial instruments - The Company's financial instruments consist of cash and short-term investments, marketable securities, other receivables and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Flow-through shares - The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after March 19, 2004.

Government assistance – Refundable Mining tax credits are accrued at the time the related costs are incurred provided that their recovery is reasonably assured.  Refundable credits arising from capital expenditures are applied to the cost of the assets and refundable credits arising from other expenditures are applied as a reduction of such expenses.  Where recovery is not reasonably assured they will be recorded or accrued when assurance of reasonable recovery is determined.  Amounts to be recovered may be adjusted based upon assessment by the Canada Revenue Agency.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

3. MINERAL PROPERTIES

		Spanish	Nachako/
	Michaud	Mountain	Referendum	Total

December 31, 2005:

Acquisition costs
Balance, beginning of the year	$ 25,000	$ -	$ -	$ 25,000
Option payments	-	10,500	13,500	24,000
Less: termination of mineral property option	-	-	(13,500)	(13,500)

Balance, end of the year	25,000	10,500	-	35,500

Exploration costs
Balance, beginning of the year	1,029,341	-	-	1,029,344
Drilling	52,206	-	47,771	99,977
Consulting	7,019	2,977	20,241	30,237
Surveying and linecutting	5,784	4,336	5,553	15,673
Assays	5,504	5,112	4,062	14,678
Other	1,681	3,230	6,256	11,167
Less: termination of mineral property option	-	-	(83,883)	(83,883)

Balance, end of the year	1,101,538	15,655	-	1,117,193

	$ 1,126,538	$ 26,155	$ -	$ 1,152,693

December 31, 2006:

Acquisition costs
Balance, beginning of the year	$ 25,000	$ 10,500	$ -	$ 35,500
Option payments	50,000	32,748	9,781	92,529
Less: termination of mineral property option	-	-	(9,781)	(9,781)

Balance, end of the year	75,000	43,248	-	118,248

Exploration costs
Balance, beginning of the year	1,101,538	15,655	-	1,117,193
Drilling	50,000	254,416	-	304,419
Assays	2,535	72,387	1,570	76,492
Other	-	39,489	376	39,865
Consulting	7,370	18,675	2,200	28,245
Vehicles	-	9,936	1,502	11,438
Support	7,866	-	-	7,866
Lodging	-	6,841	-	6,841
Less: termination of mineral property option	-	-	(5,648)	(5,648)

Balance, end of the year	1,169,312	417,399	-	1,586,711

	$ 1,244,312	$ 460,647	$ -	$ 1,704,959

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

3. MINERAL PROPERTIES (continued)

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 65 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007. The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the second area. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company decided to not give such notice and as a result relinquished the right to earn the additional 20% in the second area.

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest.  Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company has agreed to pay Moneta $50,000, all of which has been paid as of December 31, 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

Due Date	Cash Payment	Share Issuance

July 25, 2005 (completed)	$ 5,000	50,000
April 25, 2006 (completed)	5,000	-
July 25, 2006 (completed)	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-

	$ 100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

3. MINERAL PROPERTIES (continued)

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.

The Company terminated its option on the Nachako claims by electing to not sign the formal option agreement with the Optionor and the agreement accordingly expired effective July 31, 2006.

Referendum claims, British Columbia, Canada - On February 10, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.

The Company terminated its option on the Referendum claims on August 5, 2005.

Raglan Ungava claims, Quebec, Canada – On May 12, 2003, the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

In 2003, the Company granted Resolve Ventures Inc. (“Resolve”) an option to acquire a 70% interest in the claims.  Pursuant to the option, Resolve made cash payments to the Company of $20,000 and issued 150,000 Resolve shares.

On July 24, 2005, the Company sold 100% of its interest in these claims to Resolve for a further cash payment of $65,000 and an additional 500,000 common shares of Resolve.  The Company will retain a 3% net smelter royalty on these claims.

4. SHARE CAPITAL

On November 16, 2004 the shareholders of the Company passed a special resolution providing that the articles of the Company be altered by canceling the existing articles and creating and adopting of new articles. Included in the new articles was an amendment to allow an increase of authorized share capital to an unlimited number of common voting shares without par value.

The following share transactions occurred during the years ended December 31, 2006 and 2005:

(i)  On May 1, 2006 the Company issued 3,000,000 units at $0.235 per unit for gross proceeds of $705,000 under a non-brokered private placement. Each unit consisted of one common share and one common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.30 per share until May 1, 2007.

(ii)  On October 18, 2005, the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 under a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until October 18, 2006.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

4. SHARE CAPITAL (continued)

(iii)  On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized the fair value of the agent's options as a share issue cost.

(iv)  On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 under a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 shares and 190,875 warrants exercisable at $0.15 per share until March 24, 2006. The Company has recognized the fair value of the agents' warrants as a share issue cost.

(v)  On March 10, 2005, the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 under a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 per share until March 10, 2006.

Warrants – The Company has stock purchase warrants outstanding as follows:

	Outstanding				Outstanding
	December 31,				December 31,
Exercise Price	2005	Issued	Exercised	(Expired)	2006	Expiry date

$0.20	200,500	-	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	-	(600,000)	-	March 24, 2006
$0.15	190,875	-	(190,875)	-	-	March 24, 2006
$0.18	2,428,440	-	(2,428,440)	-	-	May 15, 2006
$0.18	325,000	-	(325,000)	-	-	October 18, 2006
$0.30	-	3,000,000	-	-	3,000,000	May 1, 2007

	3,744,815	3,000,000	(3,069,565)	(675,250)	3,000,000

5. CONTRIBUTED SURPLUS

	2006	2005

Balance, beginning of the year	$ 217,397	$ 112,000
Stock-based compensation – Note 6	39,209	73,884
Agents’ options and warrants	-	31,513
Options and warrants exercised	(37,552)	-

Balance, end of the year	$ 219,054	$ 217,397

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

6. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2006:

Price	Number Outstanding	Number Exercisable	Expiry Date

$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011

	2,000,000	2,000,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange. Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the years ended December 31, 2006 and 2005 is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of the year	2,520,380	$0.22	1,305,000	$0.29
Granted	150,000	$0.30	835,000	$0.12
Agents’ options	-	$ -	520,380	$0.12
Exercised	(663,630)	$0.12	-	$ -
Cancelled or expired	(6,750)	$0.12	(140,000)	$0.30

Outstanding, end of the year	2,000,000	$0.23	2,520,380	$0.22

As described in Note 2, the Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock-based compensation. The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

6. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

During the year ended December 31, 2006, a compensation charge associated with stock options granted to directors and consultants of the Company in the amount of $39,209 (consulting fees of $13,400 and investor relations of $25,809) (2005: $73,884; 2004: $Nil) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2006	2005

Risk free interest rate	4.32%	3.37%
Expected dividend yield	0%	0%
Expected stock price volatility	127%	122%
Expected life	5 years	4.28 years

The grant-date fair value of options granted during the year ended December 31, 2006 was $0.26 (2005: $0.09).

7. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $34,914 (2005: $53,802; 2004: $48,950) from a law firm of which a director is a principal. Accounts payable includes $Nil (2005: $6,681) due to the law firm.

The Company incurred management fees of $108,000 (2005: $108,000; 2004: $108,000) and equipment rental charges (included in office and general) of $11,396 (2005: $10,063; 2004: $10,068) from a company owned by a director and management fees of $30,000 (2005: $30,000; 2004:$30,000) from a company owned by another director.

The Company incurred rent expense of $13,380 (2005: $10,680; 2004: $12,502) from a company which has a common director.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

8. INCOME TAXES

At December 31, 2006, the Company has accumulated resource deduction expenses totalling $1,222,534 and non-capital losses totalling $2,316,955 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904
2014	445,585
2015	508,593
2026	549,368

$ 2,316,955

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

8. INCOME TAXES (continued)

The significant components of the Company’s approximate future income tax assets (liabilities), at an average corporate tax rate of 34.12%, are as follows:

	2006	2005

Non-capital losses	$ 790,545	$ 619,000
Resource property costs	(164,603)	(174,000)
Share issue costs	30,378	60,000

	$ 656,320	$ 505,000

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

9. NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

During the year ended December 31, 2006, the following transaction was excluded from the statement of cash flows:

i)

The Company issued 50,000 shares at a fair value of $17,000 for mineral properties.

During the year ended December 31, 2005, the following transactions were excluded from the statement of cash flows:

i)

The Company issued 100,000 shares at a value of $14,000 for mineral properties,

ii)

The Company issued 10,875 common shares at a value of $1,631 as agent's fees; and

iii)

The Company received 500,000 common shares of Resolve Ventures Inc. at a value of $30,000 as partial consideration for the sale of the Raglan Ungava claims – Note 3.

During the year ended December 31, 2004, the following transaction was excluded from the statement of cash flows:

The Company received the second of three scheduled payments, consisting of $5,000 in cash and $12,000 in shares of the purchaser, in connection with the optioning of a partial interest in the Raglan Ungava mineral claims. The non-cash portion of this payment was excluded from the statement of cash flows.

10. SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

i)

the Company entered into an agreement to acquire a 100% interest in two mineral claims situated in the Cariboo Mining Division, BC.  As consideration, the Company paid $10,000 cash and issued 200,000 common shares of the Company to the vendors; and

ii)

the Company granted stock options to a consultant to purchase 100,000 shares at $0.20 per share, exercisable up to but not after February 7, 2012.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Marketable securities - Under Canadian GAAP marketable securities are carried at the lower of cost or fair value, with unrealized holding losses included in earnings.  Under U.S. GAAP, the Company's marketable securities are classified as "trading securities" as they are held primarily for sale in the near term.  Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings.  Because of the unrealized holding losses, there is no adjustment required under U.S. GAAP.

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the year ended December 31, 2004, the Company issued 250,000 flow-through shares; however, as of December 31, 2004 none of the flow-through funds raised had been renounced, resulting in a year end liability of $7,500.  During the year ended December 31, 2005, the Company renounced the $62,500 and as at December 31, 2006 there was no remaining liability.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2006, for U.S. GAAP purposes, $Nil (2005: $Nil, 2004:$62,500) would have been restricted.

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On November 2, 2001, the Company entered into an escrow agreement with certain of its shareholders in respect of their 1,283,415 shares. The shares were being released from escrow on a pro-rata basis at 15% semi-annually, with the final release occurring on May 21, 2005.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of losses reported to U.S. GAAP:

	2006	2005	2004

Net loss as reported in accordance with Canadian GAAP	$ (531,360)	$ (510,027)	$ (409,347)
Adjustments:
Mineral property costs expensed	(552,266)	(98,349)	(447,360)
Future income tax benefit related to flow-through shares	-	(14,763)	-

Net loss under U.S. GAAP	$ (1,083,626)	$ (623,139)	$ (856,707)

Net loss per share under U.S. GAAP	$ (0.04)	$ (0.04)	$ (0.07)

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2006	2005

Total assets under Canadian GAAP	$ 2,433,851	$ 1,588,692
Adjustments:
Mineral property costs expensed	(1,704,959)	(1,152,693)

Total assets under U.S. GAAP	$ 728,892	$ 435,999

Total liabilities under Canadian GAAP	$ 17,992	$ 33,306
Adjustments to U.S. GAAP	-	-

Total liabilities under U.S. GAAP	17,992	33,306

Total stockholders’ equity under Canadian GAAP	2,415,859	1,555,386
Adjustments to U.S. GAAP	(1,704,959)	(1,152,693)

Total equity under U.S. GAAP	710,900	402,693

Total equity and liabilities under U.S. GAAP	$ 728,892	$ 435,999

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2006	2005	2004

Cash used in operating activities under Canadian GAAP	$ (530,296)	$ (442,365)	$ (404,012)
Adjustments to U.S. GAAP
Exploration expenses for the period	(550,695)	(181,733)	(447,360)

Cash used in operating activities under U.S. GAAP	$ (1,080,991)	$ (624,098)	$ (851,372)

Cash used in investing activities under Canadian GAAP	$ (550,695)	$ (116,733)	$ (453,970)
Adjustments to U.S. GAAP
Exploration expenses for the period	550,695	181,733	447,360

Cash from (used in) investing activities under U.S. GAAP	$ -	$ 65,000	$ (6,610)

Cash flow from financing activities under Canadian GAAP	$ 1,335,624	$ 738,199	$ 52,200
Adjustments to U.S. GAAP	-	-	-

Cash flow from financing activities under U.S. GAAP	$ 1,335,624	$ 738,199	$ 52,200

Certain figures in the statements of cash flows for the year ended December 31,2005 have been reclassified to conform with  the presentation used for the year ended December 31,2006.

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2006	2005	2004

Numerator
Net loss under U.S. GAAP	$ (1,083,626)	$ (623,139)	$ (856,707)

Denominator
Weighted average number of common shares outstanding	24,484,995	17,585,434	13,168,301

Basic and diluted net loss per share	$ (0.04)	$ (0.04)	$ (0.07)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2006, the Company had 2,000,000 (2005: 2,520,380, 2004: 1,305,000) stock options outstanding and 3,000,000 (2005: 3,744,815, 2004: 8,893,733) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

12.  RECENT PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.